SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                   FILED PURSUANT TO RULES 13d-1(b), (c), AND
                        (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 1)*


                                 Amerisafe, Inc
                         ------------------------------

                                (Name of Issuer)

                                  Common Stock
                         ------------------------------

                         (Title of Class of Securities)

                                    03071H100
                         ------------------------------
                                 (CUSIP Number)

                                DECEMBER 31, 2006
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

            Check the appropriate box to designate the rule pursuant
                        to which this Schedule is filed:

                                (x) Rule 13d-1(b)
                                ( ) Rule 13d-1(c)
                                ( ) Rule 13d-1(d)

----------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                        (Continued on following page(s))




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1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Teachers Insurance and Annuity Association of America
         IRS# 13-1624203

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) ( )
                                                              (b) ( )

3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

         5. SOLE VOTING POWER                   971,817

         6. SHARED VOTING POWER                 0

         7. SOLE DISPOSITIVE POWER              971,817

         8. SHARED DISPOSITIVE POWER            0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     971,817

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES ( )


11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                      4.95%

12. TYPE OF REPORTING PERSON

                                       IC










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Item 1(a).        NAME OF ISSUER:

                           Amerisafe, Inc.

Item 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                           2301 Highway 190 West
                           Deridder, LA  70634

Items 2(a)-2(c).  NAME, ADDRESS OF PRINCIPAL BUSINESS OFFICE, AND CITIZENSHIP OF
                  PERSONS FILING:

                  Teachers Insurance and Annuity Association of America 730 Third Avenue
                  New York, NY  10017
                  Citizenship:  New York


Item 2(d).        TITLE OF CLASS OF SECURITIES:

                           Common Stock

Item 2(e).        CUSIP NUMBER:  03071H100

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:


(a)      ( )      Broker or dealer registered under Section 15 of the Exchange
                  Act.

(b)      ( )      Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)      (x)      Insurance Company as defined in Section 3(a)(19) of the
                  Exchange Act.

(d)      ( )      Investment Company registered under Section 8 of the
                  Investment Company Act.

(e)      ( )      An investment adviser in accordance with
                  Rule 13d-1(b)(1)(ii)(E).

(f)      ( )      An employee benefit plan or endowment fund in accordance with
                  Rule 13d-1(b)(1)(ii)(F).

(g)      ( )      A parent holding company or control person in accordance with
                  Rule 13d-1(b)(1)(ii)(G).

(h)      ( )      A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act.

(i)      ( )      A church plan that is excluded from the definition of an
                  investment company under Section 3(c)(14) of the Investment
                  Company Act.

(j)      ( )      Group, in accordance with Rule 13d-1(b)(1)(ii)(J).



If this statement is filed pursuant to Rule 13d-1(c), check this box. ( )





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Item 4.           OWNERSHIP.

                  (a) Amount beneficially owned: 971,817

                  (b) Percent of class: 4.95%

                  (c) Powers of shares:


                           Sole Voting Power:                 971,817

                           Shared Voting Power:               0

                           Sole Dispositive Power:            971,817

                           Shared Dispositive Power:          0

Item 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following (x).

Item 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not applicable

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
                  HOLDING COMPANY.

                  Not Applicable

Item 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not Applicable

Item 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not Applicable

Item 10.          CERTIFICATION.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                  SIGNATURE.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                  Date: February 14, 2007

                                             TEACHERS INSURANCE AND
                                             ANNUITY ASSOCIATION OF
                                             AMERICA

                                             By: /s/ Paul Szeto
                                                 --------------
                                             Paul Szeto
                                             Managing Director